July 15, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Terry French for Carlos Pacho

Senior Assistant Chief Accountant

Re:	Elephant Talk Communications Corp.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed April 1, 2015

Response Dated June 8, 2015

File No. 1-35360

Dear Mr. French:

Elephant Talk Communications Corp. (“Elephant Talk”, “we”, “our”, “us” or the “Company”) hereby responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of Form 10-K for Fiscal Year Ended December 21, 2014 (“Form 10-K”) and Response Letter dated June 25, 2015. For your convenience, we have repeated the Staff’s comments below in bold and italicized type, and have followed each comment with our response in plain type.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your response to comment three and refer to your presentation of non-GAAP Revenue. The adjustments made to arrive at Non-GAAP Revenue appear to relate, at least for 2013, to the error corrections as described in Note 35. We note that these “deferred revenue adjustments” do not reconcile with the changes in deferred revenue as presented in your non-GAAP Adjusted EBITDA reconciliation on page 40 or in the Consolidated Statements of Cash Flows on page 48. Please explain and revise as necessary.

Response: The Company agrees with the Staff’s comment and proposes to revise the numbers applied in the disclosure on non-GAAP revenues. See also the revised disclosure in our response below in comment 2 in the section ‘Non-GAAP revenue’.

2.	Further, revise to include the explanation of changes in your mobile and security solutions within the revenue section based upon U.S. GAAP. To the extent that you present a non-GAAP revenue measure, revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, we note no substantive discussion of how this measure provides useful information to investors regarding the registrant's financial condition and results of operations or the additional purposes, if any, for which your management uses the non-GAAP financial measure.

Response:

In response to the Staff’s comment, we propose following revised disclosure in the revenue discussion:

Comparison of Years Ended December 31, 2014 and 2013

Revenue

Revenue for the year ended December 31, 2014 was $20,356,447 an increase of $904,643 or 5%, compared to $19,451,804 for the year ended December 31, 2013. The continued and expected market decline of landline based telecommunications caused our legacy landline business to decrease by $3,472,492 or 96%, to $153,759, as of December 31, 2014.

The decrease in landline business was off-set by the increase in revenues from our mobile and security solutions business to $20,202,689in 2014 which increased by $4,377,137 or 28%, compared to $15,825,553 in 2013. The increase in our mobile and security solutions business is mainly due to the migrations of customers onto our mobile platforms resulting in contractual billings to our customers increasing from $22,827,261 in 2013 to $28,560,240 in 2014. From the $28,560,240 in billings of 2014, $20,356,447 was recognized and the remainder was deferred over the remaining contract period in accordance with ASC 605-25. In 2013, the total billings of $22,827,261 resulted in recognized in revenue for the amount of $ 15,825,553 and the remainder was deferred over the remaining contract period in accordance with ASC 605-25. For further details see Non-GAAP revenue discussion below.

	2014	2013
		(restated)
Landline Services	$153,758	$3,626,251
Mobile and security solutions	20,202,689	15,825,553
Total Revenue	$20,356,447	$19,451,804

Note 2 (Financial Condition) in this annual report discusses the likely termination of the contract with Iusacell. Future revenues will be impacted in a material manner, following the release of all of the deferred revenue related to this customer upon formal termination of the contract and release of any outstanding obligations of the Company towards the customer. The release of these deferred amounts will however have no cash impact.

Non-GAAP Revenue

In order to provide investors additional information regarding our revenue, we include here the discussion of Non-GAAP revenue. Our non-GAAP financial measure is defined as GAArevenue adjusted for changes in deferred revenue. We believe this Non-GAAP measure provides useful information regarding our actual billings to our customers during the period which generally reflect the usage rates of our hosted platforms. The presentation of Non-GAAP revenue is not meant to be considered in isolation or as an alternative to GAAP revenue. A reconciliation of GAAP Revenue to Non-GAAP Revenue, for each of the periods indicated, is as follows:

Non-GAAP Revenue	2014	2013 restated	Variance
Revenues	$20,356,447	$19,451,804	$904,643
Deferred Revenue adjustments	8,623,960	2,374,639	6,249,321
	$28,980,407	$21,826,443	$7,153,964

Total non-GAAP revenue increased by 32.8%. The phasing out of our landline activities caused our landline non-gaap revenue to be $3.5 million lower than that of the previous year. This was however more than off-set by the $10.6 million increase in the mobile and security solutions business. The vast majority of the revenue increase in our mobile and security solutions business was the result of the customer based SIM (Subscriber Identity Modules) migrations of our customer Iusacell in Mexico. The remainder of the mobile and security growth was only modest in 2014 due to the reduced revenues from non-recurring custom work projects with customers compared to 2013. Following the likely termination of the Iusacell contract and considering the size of Iusacell to our overall revenues, the termination of this contract will have a substantial impact on our revenues. We are currently evaluating the proposal of Iusacell, including assessing the impact on future revenues.

Historic quarterly overview Non-GAAP and GAAP revenue

Total Revenue (quarterly figures unaudited)	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013
Revenue non-GAAP	$6,635,236	3,685,020	5,668,658	5,837,529	21,826,443
Changes in deferred revenue	(395,122)	(120,771)	(1,544,864)	(313,882)	(2,374,639)
Revenue	$6,240,114	3,564,249	4,123,794	5,523,647	19,451,804

Total Revenue (quarterly figures unaudited)	Q1 2014	Q2 2014	Q3 2014	Q4 2014*	2014
Revenue non-GAAP	$6,193,826	6,799,970	7,663,213	8,323,398	28,980,407
Changes in deferred revenue	(809,561)	(1,727,530)	(3,217,974)	(2,868,895)	(8,623,960)
Revenue	$5,384,265	5,072,440	4,445,239	5,454,503	20,356,447

3.	We note your response to comment six. Please revise to disclose the reasons set forth in your response in future filings.

Response:

We note your comment and will include the below revised disclosure in future filings.

As a result of the characteristics of our services, the long-term nature of the contracts and the small customer base, new and substantial sales will remain unnoticed to the investors due to the fact that most of these sales will need to be deferred over a period of 3-5 years. The Company therefore adds back to the revenue in the income statement the revenues that were invoiced in the reporting period. At the same time the Company removes from the revenue in the income statement the revenues that have been recognized as a result of sales prior to the reporting period. These two adjustments we refer to as changes in deferred revenue.

Revenue Recognition and Deferred Revenue, page 54

4.	We note your response to comment ten. We are still unclear as to the facts and circumstances underlying the revenue recognition errors and ultimate restatement. You disclose that the restatement was a result of the failure to identify all delivery obligations associated with multiple-element revenue arrangements and an improper interpretation of standalone value of delivered elements. Please tell us specifically what arrangements were accounted for incorrectly and describe how each deliverable was accounted for before and after the restatement.

Response: Substantially all the revenue recognition errors and ultimate restatement related to an improper interpretation of five revenue arrangements. These five revenue arrangements are addressed in more detail below:

Contract No. 1 In 2013, the Company entered into three agreements with a customer whereby these three agreements were combined into one arrangement as they were all negotiated during the implementation of the Contract No. 1, the elements all relate to the implementation and ongoing hosting of the platform and payment terms coincided with performance criteria on the other arrangement.

The deliverables and accounting for each deliverable before and after the restatement is as follows:

Separate Unit of Acctg.
	Before	After
Deliverables
M(V)NE Platform Set-Up	yes	no
Geo Redundant Option	yes	no
Professional Services (migration)	yes	yes
Integrated design and evaluation	yes	yes
Hosting Arrangement	yes	no
Total

The implementation of the platform set-up with redundancy (the first two deliverables) does not have stand-alone value as the implementation is never sold separately from the ongoing hosting nor could the customer resell the implementation on a standalone basis. Prior to the restatement these services were recognized upon delivery to the customer. However subsequently, since we determined they do not have standalone value, these deliverables were combined with the hosting arrangement and recognized ratably as hosting services were delivered over the term of the contract.

Professional services included in the arrangement relates to the migration of customer information from the old platform to the Company platform. The Company determined this can be completed by a number of vendors (IBM, HP, etc.) as the platform is merely a series of switches, obtained hardware and software packages and a vendor would not need specific Company knowledge or training.

Upon completion of the platform but prior to the commercial launch, the Company provided this customer with services related to evaluating the design and operation of the legacy platform. These services were previously being provided by IBM. Thus, these services could be provided by other vendors and we therefore concluded they have standalone value.

Contract No. 2

In June 2013, the Company was requested to provide a proposal to add certain functionality to its existing platform. The platform was initially implemented in 2009. The Company started to work on the project in the third quarter of 2013. Throughout the life of the project, scope and pricing changes took place, which resulted in a final and separate pricing agreement in October 2014. No revenue was recognized for this contract on a restated basis until the formal arrangement was entered into in October 2014.

The deliverables and accounting for each deliverable before and after the restatement is as follows:

Separate Unit of Acctg.
	Before	After
Deliverables
Hardware & Software	yes	no
Professional Services	yes	yes
Test environment	yes	no
Reaming & Set- -up	yes	yes
Hosting fee Fee (3 years)	yes	no
Total

Hardware, purchased software, and the test environment do not have standalone value as they are of no value unless monitored nor can this customer resell the Company-owned property. Prior to the restatement, these deliverables were recognized upon delivery to the customer. However, subsequently, since the Company determined they do not have standalone value, these deliverables were combined with the hosting arrangement and recognized ratably as hosting services were delivered over the term of the contract.

The Company determined that the professional services, roaming and set-up services have standalone value due to the fact other vendors (HP, IBM, etc.) could have provided the services without specific Company knowledge or training.

Contract No. 3

In July 2013, the Company entered into a separate agreement with this customer to add certain functionalities to the platform.

The deliverables and accounting for each deliverable before and after the restatement is as follows:

Separate Unit of Acctg.
	Before	After
Deliverables
Hardware & Software	yes	no
Hosting	no	no
Total

Hardware and purchased software do not have standalone value as they are of no value unless monitored nor can this customer resell the Company-owned property. Prior to the restatement these services were recognized upon delivery to the customer. However, subsequently, since we determined they do not have standalone value, these deliverables were combined with the hosting arrangement and recognized ratably as hosting services were delivered over the term of the contract.

Contract No. 4

In July 2013, the Company entered into a separate arrangement with this customer to upgrade the platform to 4G. The platform was initially implemented in 2011.

The deliverables and accounting for each deliverable before and after the restatement is as follows:

Separate Unit of Acctg.
	Before	After
Deliverables
Hardware & Software	yes	no
Hosting	no	no
Total

Hardware and purchased software do not have standalone value as they are of no value unless monitored nor can the customer resell the Company-owned property. Prior to the restatement these services were recognized upon delivery to the customer. However, subsequently, since we determined they do not have standalone value, these deliverables were combined with the hosting arrangement and recognized ratably as hosting services were delivered over the term of the contract.

Contract No. 5

In September 2013, the Company received payment to begin work to insert certain functionality into the customer’s existing hosting platform. In August 2014, the Company entered into a formal arrangement with this customer. No revenue on a restated basis was recognized for this contract in 2013.

The deliverables and accounting for each deliverable before and after the restatement is as follows:

Separate Unit of Acctg.
	Before	After
Deliverables
Hardware & Software	yes	no
Hosting	no	no
Total

Hardware and purchased software do not have standalone value as they are of no value unless monitored nor can this customer resell the Company-owned property. Prior to the restatement these services were recognized upon delivery to the customer. However, subsequently, since we determined they do not have standalone value, these deliverables were combined with the hosting arrangement and recognized ratably as hosting services were delivered over the term of the contract.

Form 10-Q for the Three Months Ended March 31, 2015 Critical Accounting Policies and Estimates

5.	Please revise to include the explanation of changes in your mobile and security solutions within the revenue section based upon U.S. GAAP. To the extent that you present a non-GAAP Revenue measure, revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, we note no substantive discussion of how this measure provides useful information to investors regarding the registrant's financial condition and results of operations or the additional purposes, if any, for which your management uses the non-GAAP financial measure.

Response:

As a result of the characteristics of our services, the long-term nature of the contracts and the small customer base, new and substantial sales will remain unnoticed to the investors due to the fact that most of these sales will need to be deferred over a period of 3-5 years. Our non-GAAP financial measure is defined as GAAP revenue adjusted for changes in deferred revenue. We believe this Non-GAAP measure provides useful information regarding our actual billings to our customers during the period which generally reflect the usage rates of our hosted platforms. The presentation of Non-GAAP revenue is not meant to be considered in isolation or as an alternative to GAAP revenue. The Company therefore adds back to the revenue in the income statement the revenues that were invoiced in the reporting period. At the same time the Company removes from the revenue in the income statement the revenues that have been recognized as a result of sales prior to the reporting period. These two adjustments we refer to as changes in deferred revenue.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq. or Sarah Williams Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Nije
Mark Nije

Chief Financial Officer